[redacted]

SEC 13025946 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 26784

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/12 (MM/DD/YY) AND ENDING 08/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Decade Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13555 Bishops Court, Suite 345
(No. and Street)

Brookfield (City) WI (State) 53005-6218 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Sweet (262-797-9215)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP
(*Name – if individual, state last, first, middle name*)

1233 North Mayfair Rd, Suite 302 (Address) Milwaukee (City) WI (State) 53226 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 12 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Sweet , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Decade Securities Corporation , as of August 31 , 20 13 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My commission expires: 3/15/15

NOTARY PUBLIC MARY ELLEN THOSS STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DECADE SECURITIES CORPORATION
Brookfield, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended August 31, 2013

Reilly, Penner & Benton LLP

DECADE SECURITIES CORPORATION
Brookfield, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended August 31, 2013

TABLE OF CONTENTS

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT

Board of Directors
Decade Securities Corporation
Brookfield, Wisconsin

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Decade Securities Corporation as of August 31, 2013 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
September 25, 2013
Milwaukee, Wisconsin

DECADE SECURITIES CORPORATION
Brookfield, Wisconsin

Statement of Financial Condition
August 31, 2013

ASSETS

Current Assets:		
Cash and equivalents	$	1,313,206
Property and Equipment (Net)		1,999
Total assets	$	1,315,205

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accrued income taxes	$	33,421
Stockholder's Equity:		
Common stock		12,891
Additional paid-in capital		475,401
Retained earnings		793,492
Total stockholder's equity		1,281,784
Total liabilities and stockholder's equity	$	1,315,205

The accompanying notes to financial statements
are an integral part of these statements.

DECADE SECURITIES CORPORATION
Brookfield, Wisconsin

Statement of Income
Year Ending August 31, 2013

Income:	
Fees and service income	$ 248
Commissions	9,018
Interest	1,501
Total income	10,767
Expenses:	
Professional fees	5,044
Other operating expenses	18,441
Total expenses	23,485
Other income:	
Gain on sale of affiliate	50,382
Gain before equity in earnings of unconsolidated affiliate and income taxes	37,664
Equity Earnings in Affiliate	
Earnings of unconsolidated affiliate	34,271
Income before income taxes	71,935
Provision for income tax	39,884
Net income	$ 32,051

The accompanying notes to financial statements
are an integral part of these statements.

DECADE SECURITIES CORP.
Brookfield, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ending August 31, 2013

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, August 31, 2012	$ 12,891	$ 475,401	$ 761,441	$ 1,249,733
2013 net income	---	---	32,051	32,051
Balance, August 31, 2013	$ 12,891	$ 475,401	$ 793,492	$ 1,281,784

The accompanying notes to financial statements are an integral part of these statements.

DECADE SECURITIES CORPORATION
Brookfield, Wisconsin

Statement of Cash Flows
Year Ending August 31, 2013

Cash Flows from Operating Activities:		
Net income	$	32,051
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		1,776
Gain on sale of affiliate		(50,382)
Equity in earnings of unconsolidated affiliate		(34,271)
Changes in assets and liabilities:		
Accrued income taxes		33,473
Deferred income taxes		3,200
Net cash used by operating activities		(14,153)
Cash Flows from Investing Activities:		
Capital distributions from unconsolidated affiliate		83,443
Proceeds from sale of investment in affiliate		726,310
Net cash provided for investing activities		809,753
Increase in cash and equivalents		795,600
Cash and equivalents, beginning of year		517,606
Cash and equivalents, end of year	$	1,313,206
Supplementary information:		
Income taxes paid	$	3,212

The accompanying notes to financial statements
are an integral part of these statements.

DECADE SECURITIES CORPORATION
Brookfield, Wisconsin

Notes to Financial Statements
August 31, 2013

1. Summary of Significant Accounting Policies

Business Activity

Decade Securities Corporation (the "Company") is part of a real estate syndication group which uses the "Decade" name. The Company is a broker/dealer that principally sells interests in real estate direct participation programs sponsored by Decade affiliates.

Cash and Equivalents

Cash and equivalents consist of the Company's checking and money market accounts.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at August 31, 2013. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Property and Equipment

Property and equipment is carried at cost. Maintenance and repairs, including the replacement of minor items, are expensed as incurred, and major additions to equipment are capitalized. When equipment is sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The Company provides for depreciation of furniture and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives.

Property and equipment consist of the following at August 31, 2013:

Automobile	$	32,538
Furniture and equipment		958
Total		33,496
Accumulated depreciation		31,497
Net	$	1,999

Revenue Recognition

Commissions, other fees on security sales and various service fees are credited to income at the time the related services are performed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed (September 25, 2013). There were no subsequent events that required recognition or disclosure.

DECADE SECURITIES CORPORATION
Brookfield, Wisconsin

Notes to Financial Statements
August 31, 2013
(Continued)

2. Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2013, the Company's net capital and required net capital were $1,253,585 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was .03 to 1.

3. Investment in Affiliate

During the year ending August 31, 2013, the Company sold back all of its outstanding unit shares in Decade Mortgage Loan Partners LLC ("DMLP"), an affiliated real estate mortgage entity which has mortgage loans with certain other affiliated entities.

The activity in the Company's investment in DMLP is as follows:

Balance at the beginning of year	$	790,100
Equity in net earnings		34,271
Capital distributions		(83,443)
Allowance for impairment loss		(65,000)
Investment in affiliate sale		(726,310)
Gain on investment	$	50,382

4. Common Stock

Common stock consists of 56,000 authorized, 12,891 issued and outstanding $1 par value shares.

5. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended August 31, 2013. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

6. Concentrations

The Company maintains cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of August 31, 2013, the uninsured and uncollateralized portion of this balance is $1,063,206.

Total revenue from related parties amounted to approximately 89% of total revenues for the year ended August 31, 2013.

7. Transactions with Related Parties

The amount recorded by the Company as discussed in Note 8 is based on negotiations among related parties and may or may not be representative of what the Company would have incurred in comparable situations dealing with unrelated entities.

Prior to the sale of the investment in affiliate, back to DMLP, as discussed in Footnote 3, the Company received $83,443 as a return of capital from DMLP during the year ended August 31, 2013.

DECADE SECURITIES CORPORATION
Brookfield, Wisconsin

Notes to Financial Statements
August 31, 2013
(Continued)

8. Leases

The Company leases office space under a month-to-month sublease agreement with an affiliate on the basis of square footage. Rental expense incurred under this lease for the year ended August 31, 2013 was $1,807.

9. Income Taxes

The provision for income taxes for the year ended August 31, 2013 is as follows:

Current year	$	36,684
Deferred		3,200
Total provision for income taxes	$	39,884

The provision for taxes differs from the expected provision that would result from the application of federal tax rates to pretax book income. The primary reasons for the differences are: state income taxes, the effects of allocated exemptions among the controlled group and changes in the deferred tax liability.

Deferred income taxes are reported using the asset/liability method. The company's tax returns are prepared on the cash basis. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company is no longer subject to federal tax examinations for years beginning before August 31, 2010 and state examinations for years beginning before August 31, 2009.

10. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

DECADE SECURITIES, CORPORATION
Brookfield, Wisconsin

Computation of Aggregated Indebtedness
and Net Capital Under Rule 15c3-1
August 31, 2013

Aggregate Indebtedness		
Accrued expenses	$	33,421
Total Aggregate Indebtedness	$	33,421
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	2,228
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	1,281,784
Deduct Nonallowable Assets:		
Haircuts on money market		(26,200)
Net property and equipment		(1,999)
Net Capital		1,253,585
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	1,248,585
Ratio of aggregate indebtedness to net capital		0.03 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of August 31):

Net capital, as reported in Company's Amended Part IIA (unaudited) FOCUS report:	$	1,253,584
Rounding		1
Net capital per audit	$	1,253,585

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Decade Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Decade Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See Independent Auditors' Report

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors,
Decade Securities Corporation
Brookfield, Wisconsin

In planning and performing our audit of the financial statements of Decade Securities Corporation (the Company), as of and for the year ended August 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those changed with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

Segregation of Duties

The Company operates its accounting and reporting function with a small number of individuals, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of Decade Securities Corporation It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
September 25, 2013
Milwaukee, Wisconsin